[Athene Annuity and Life Company]

June 2, 2021
Athene Annuity and Life Company
Legal Department
7700 Mills Civic Parkway
8A-14g
West Des Moines, IA 50266

Tel.: 515-342-4545
Email: cjefferson@athene.com
VIA EDGAR

Matthew Williams, Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549

Re:    Athene Annuity and Life Company
Initial Registration Statement on Form S-1 File No. 333-252851

Athene Annuity and Life Company
Initial Registration Statement on Form S-1
File No. 333-252893

Dear Mr. Williams:

On behalf of Athene Annuity and Life Company (the “Company”), I am responding to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company via correspondence dated April 9, 2021. This response letter accompanies the filing with the Commission of Pre-effective Amendments No. 1 (the “Amendments”) to the above referenced Registration Statements for certain single purchase payment index-linked deferred annuity contracts (the “Contracts”) under the Securities Act of 1933.

The Amendments incorporate changes described in this letter in response to the Staff’s comments. For your convenience, each Staff comment is forth below, followed by the Company’s response.

General

1.Please confirm that all missing information, including all exhibits and financial statements, will be filed in a pre-effective amendment to each registration statement. We may have further comments when you supply the omitted information. Please note that since these registration statements will likely go effective 135 days after end of the Company’s last fiscal year end, interim financial statements as required by Rule 3-12 of Regulation S-X will need to be included.

Response: We confirm that all missing information, including exhibits and financial statements, will be filed in a pre-effective amendment to each registration statement before the Company requests that the registration statement be declared effective. This will include any interim financial statement required by Rule 3-12 of Regulation S-X to be included in the registration at the time it is declared effective.

2.Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Response: No guarantees or support agreements with unaffiliated third parties are in place at this time to support any contract features or benefits. Information related to the reinsurance arrangements with affiliated subsidiaries of Athene Holding Limited has been included as part of Section 16, “Information About the Company” in the Amendments.

3.We note that you deleted the reference contained in Athene’s currently offered indexed annuity prospectus that the referenced indexes for this Contract would be broad based securities indexes. Please explain supplementally the reason for the deletion, as we would generally expect that referenced indexes be broad based securities indexes. With respect to the Shiller Barclays CAPE® US Mid-Month Sector TR Net Index (the
“Index”), please confirm supplementally that: (i) the Index and the methodology used to calculate the Index will be publicly available; (ii) all components of the Index will be actively traded; (iii) the Index will be sponsored and administered by a third party not affiliated with the Company; and (iv) the Index can be replicated by unaffiliated third parties. In your response, please provide a link to a publicly-available website describing the Index. We may have further comments after you provide this information.

Response: The statement on the Cover Page that the Reference Indices for the Contract will be broad based has been restored.

With respect to the Shiller Barclays CAPE® US Mid-Month Sector TR Net Index (the “Index”), we confirm (i), (ii), (iii), and (iv) above. Regarding (i), daily values of the Index and information about its methodology will be available publicly. The Index has not been officially launched yet, but this information will reside on a public website hosted by Barclays. The address for the base website that provides a library of content related to the family of Shiller Barclays indices is https://indices.barclays/shiller. The Index will have a dedicated page within this structure that will provide a time series of daily index values, along with literature explaining how the Index is constructed. Regarding (ii) through (iv), (ii) all components of the Index will be actively traded, (iii) the Index will be sponsored by Barclays, so the Company will have no role in administering the Index, and (iv) consistent with industry best practices for index governance, an independent third-party calculation agent (Bloomberg) that is separate from both the Company and Barclays will maintain the official calculation of the Index.

While the Shiller Barclays CAPE® US Mid-Month Sector TR Net Index has not been officially launched yet, it uses the same core methodology for the monthly sector selection process as similar Shiller Barclays CAPE® US Sector indices that have history dating back to 2012. The Index is a pure equity index with no allocation to cash or non-equity securities. It does not include any volatility control mechanisms or ability to have higher or lower leverage during different economic environments that exist on some indices attached to other index-linked deferred annuity products currently in the market. We have supplementally provided a draft consumer facing brochure produced in coordination with Barclays, which details the background and methodology of the Index. This brochure will be publicly available on the website mentioned in the prior paragraph.

Cover Page

4.On the outside facing page for Athene Amplify 2.0 NF (File No. 333-252893), in the Calculation of Registration Fee table, please revise the title of the securities being registered to read “Interests in Single Purchase Payment Index-Linked Deferred Annuity Contract.”

Response: The language has been added as requested.

5.Please prominently state after the first sentence on the cover page that the Company does not allow additional Purchase Payments after the initial Purchase Payment.

Response: The language has been added as requested.

6.In the first sentence of the second paragraph, the disclosure refers to returns as “Segment Credits.” Please revise this disclosure to reflect that, for Index-Linked Segment Options, returns for Segment Credits can be positive or negative.

Response: The following language has been added to the end of the second paragraph on the Cover Page: “Segment Credits for Index-Linked Segment Options may be positive or negative, while Segment Credits for Fixed Segment Options will always be positive.”

7.In the third and fourth sentences of the second paragraph, please revise the references to “Segment Options” to “Index-Linked Segment Options.”

Response: The language has been added as requested.

8.Please supplement the last sentence of the fourth paragraph by specifying that the Segment Fee is charged at an annual rate of 0.95%.

Response: The language has been added as requested for the Fee version of the Contract, File No. 333-252851. As noted, this comment does not apply to the No Fee version of the Contract, File No. 333-252893.

9.In the eighth paragraph, please state that the prospectus describes all material rights and obligations under the Contract, including material state variations.

Response: The language has been added as requested.

10.Please add the following disclosure to the Cover Page, and to the At a Glance Product Summary: “Withdrawals or surrenders may be subject to income tax and to an additional 10% federal tax penalty if made before the owner is age 59 ½.”.

Response: This comment was reviewed in conjunction with comments #11 and #40. The language has been added as requested in the sections noted.

11.Please prominently state, on the Cover Page and in the At a Glance Product Summary, as applicable, that the Contract is not suitable for investors who plan to take Withdrawals in excess of the annual free withdrawal amount or surrender the Contract during the first six Contract Years due to the imposition of withdrawal charges. Please also prominently state that partial Withdrawals, surrender, payment of the Death Benefit, or election to begin annuity payments could significantly reduce the value under the Contract and the amount of any Segment Credit due to the application of the proportionate adjustment to Contract Value, if true, and the Equity Adjustment and the Interest Adjustment. Please state that these charges and adjustments could reduce the amount received to less than the protection provided by the Buffer Rate.

Response: We believe the additions made to the 5th paragraph of the Cover Page in relation to other comments received address this comment. We have also added language to the first paragraph of the At a Glance Product Summary Section and to the Accessing your Contract Value and Interim Value Calculation subsections of the At a Glance Product Summary Section to address these comments.

Glossary (Pages 1-6)

12.In accordance with plain English principles, please use defined terms sparingly. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998). We note, for example, that several defined terms are used infrequently in the prospectus, and would be more appropriately defined where they are referenced (e.g., Minimum Cap Rate). Further, “Buffer Segment Option” appears to be synonymous with “Index-Linked Segment Option” for purposes of these registration statements. Finally, it is somewhat unclear from the definitions of Fixed Segment Option and Fixed Crediting Method, and their usage throughout, whether there is more than one available Fixed Segment Option.

Response: We have removed reference to “Minimum Cap Rate”, “Minimum Participation Rate” and “Minimum Annual Interest Rate” and instead referred to them as “minimum Cap Rate”, “minimum Participation Rate” and “minimum Annual Interest Rate”, respectively, instead. While we agree that Buffer Segment Option and Index-Linked Segment Option are synonymous currently, we have maintained separate definitions in order to allow ourselves flexibility to potentially add other protection types (e.g. floors) in the future via post-effective amendment without requiring large scale changes to the Glossary definitions. Lastly, we have updated the registration statements to refer to “a Fixed Segment Option” or “the Fixed Segment Option” to make it clear that there is only one Fixed Segment Option and have changed references to “Segment Options using the Fixed Crediting Method” to “the Fixed Segment Option”.

13.In the definition of Annuity Date, please revise “Annuitant’s age 95” to state “Annuitant attaining age 95.”

Response: The language has been revised as requested.

14.In the definition of Contract Anniversary, and elsewhere, please update the dates used in the examples.

Response: The dates used in the examples have been updated as requested. In addition, since the example in the Segment Fees subsection under the Contract Fees and Charges section of the Fee version of the Contract, File No. 333-252851, no longer covers a leap year, language was added to disclose the treatment of the daily Segment Fee calculations during a leap year.

15.In the definition of Free Withdrawal, please also note that Equity Adjustments or Interest Adjustments may be applicable.

Response: The language has been revised as requested.

16.In the definition of Index-Linked Segment Option, please also note that each Index- Linked Segment Option includes a Buffer Rate.

Response: We believe that the current disclosure is clear since the definition of Buffer Segment Options discloses that each Buffer Segment Option includes a Buffer Rate and since Index-Linked Segment Options are defined as anything other than Fixed Segment Options. Although Buffer Segment Options are currently the only type of Index-Linked Segment Options, we prefer not to include the reference to Buffer Rate in the Index-Linked Segment Option definition in order to allow ourselves flexibility to potentially add other protection types (e.g., floors) in the future via post-effective amendment without requiring large scale changes to the Glossary definitions.

17.In the definition of Milestone Credit Percentage, please clarify the circumstances under which Milestone Credit Percentages can be negative (i.e., when determining the final Milestone Credit Percentage).

Response: Language has been added to the end of the definition of Milestone Credit Percentage to address this comment.

At a Glance Product Summary (Pages 7-13)

Segment Options

18.The second paragraph under the subheader “Buffer Segment Options” states that the “Buffer Rate, Cap Rate, and Participation Rate are established at the beginning of the Segment Term Period and do not change for the length of the Segment Term Period.” Please remove the reference to the Buffer Rate in this disclosure so investors do not think the rate can change between Segment Term Periods.

Response: This comment was reviewed in conjunction with comment #35. The reference to Buffer Rate has been removed as requested.

19.The final paragraph under the subheader “Buffer Segment Options” states: “Theoretically, for a Segment Option with a 10% Buffer Rate, the negative Segment Credit may be as low as -90%, which could lead to a substantial loss of principal and previously credited Segment Credits.” Please clarify that, due to the deduction of the Segment Fee, the loss could be greater than 90%.

Response: This comment was considered in conjunction with comment #27. The following language has been added in the requested location, as well as in the Contract Risk Factors, Fundamentals of the Point-to-Point Crediting Method and Fundamentals of the Milestone Lock Crediting Method sections: “The ongoing deduction of Segment Fees and any applicable Withdrawal Charges, Interest Adjustments, and Equity Adjustments could also result in a loss of principal greater than 90%.”

The reference to the Segment Fees was not included in the No Fee version of the Contract, File No. 333-252893.

20.The penultimate paragraph under the subheader “Fixed Segment Options” generally discusses that different Buffer Rate choices are available for a given combination of Crediting Method, Reference Index, and Segment Term Period. Please specify all such Buffer Rate choices in the disclosure.

Response: As requested, all available Buffer Rate choices have been specified in the table of Segment Options.

21.Under the subheader “Initial Segment Term Period Bailout Provision,” please also disclose, if true, that upon exercising the bailout provision, that the Segment Fee is not deducted.

Response: The following language has been added in the requested location as well as in the “Initial Segment Term Period Bailout Provision” subsection under Section 8, The Segment Options: “and Segment Fees will not be deducted”. This language was only added for the Fee version of the Contract, File No. 333-252851. As noted, this comment does not apply to the No Fee version of the Contract, File No. 333-252893.

Accessing your Contract Value

22.Please clarify whether Withdrawals, including partial Withdrawals less than or equal to the Free Withdrawal Amount, are adjusted on a proportionate basis to Contract Value.

Response: The following language has been added: “Your Contract Value will be reduced by the amount of the Withdrawal.”

Interim Value Calculation

23.Please add the following disclosure from this subsection to the Cover Page: “Even if Segment Credits are positive, the deduction of fees and charges, including Segment Fee amounts, Withdrawal Charges, and any applicable Equity Adjustments or Interest Adjustments, may reduce your Cash Surrender Value below your Purchase Payment and previously credited Segment Credits.”

Response: The language has been added as requested. The reference to Segment Fees was not included in the No Fee version of the Contract, File No. 333-252893 since it does not apply.

Right to Cancel

24.Please state whether the Company pays the greater of the Purchase Payment or Contract Value if the right to cancel is exercised.

Response: The Right to Cancel subsections of Section 2, At a Glance Product Summary and Section 7, Purchasing the Contract both state that the Right to Cancel provides the Purchase Payment less any Withdrawals. The disclosures in the Right to Cancel subsection of Section 7, Purchasing the Contract were also updated for consistency between the two sections.

25.Please add here, if true, that no Segment Fee will apply if an Owner exercises the right to cancel the Contract during this period.

Response: We have added language clarifying that no Segment Fee will apply if an Owner exercises the Right to Cancel the Contract during this period.

The reference to the Segment Fee was not included in the No Fee version of the Contract, File No. 333-252893.

Contract Fees and Charges (Pages 13-15)

Withdrawal Charges

26.In the discussion following the Withdrawal Charge table, please state prominently that negative Equity Adjustments and Interest Adjustments may also reduce Contract Value.

Response: Negative Equity Adjustments and Interest Adjustments do not reduce Contract Value. Equity Adjustments and Interest Adjustments (positive or negative) impact the Segment Interim Value, which is used to determine the amount paid to Contract Owners upon Withdrawal. The following language was added to clarify this: “An Interest Adjustment and Equity Adjustment will apply and may increase or decrease the amount paid to the Owner upon Withdrawal”
Contract Risk Factors (Pages 15-20)

Potential for Significant Loss on Buffer Segment Options

27.Please clarify here that, due to the deduction of the Segment Fee, losses could be greater than 90%. Please add similar disclosure throughout the registration statement, where the disclosure states that losses may be as high as 90%. Please also add disclosure throughout, where disclosure states that losses may be as high as 90%, that Withdrawal charges, Interest Adjustments, and Equity Adjustments could decrease the amount received beyond the limit provided by the Buffer Rate.

Response: This comment was considered in conjunction with comment #19. The following language has been added in the requested location, as well as in the Contract Risk Factors, Fundamentals of the Point-to-Point Crediting Method and Fundamentals of the Milestone Lock Crediting Method sections: “The ongoing deduction of Segment Fees and any applicable Withdrawal Charges, Interest Adjustments, and Equity Adjustments could also result in a loss of principal greater than 90%.”

The reference to the Segment Fees was not included in the No Fee version of the Contract, File No. 333-252893.
Changes to Cap Rates, Participation Rates, Buffer Rates, Milestone Thresholds, and Annual Interest Rates

28.In the first paragraph, please delete disclosure stating that the Buffer Rate and the Milestone Threshold may be changed at the Company’s discretion, as they are set at the Contract Date.

Response: The disclosures have been deleted as requested.

Discontinuation or Substitution of an Index

29.The disclosure discusses how Milestone Credit Percentages operate when a substitute index is not provided. Please also clarify here how Milestone Credit Percentages operate when a substitute index is provided.

Response: This comment was considered in conjunction with comment #34. Language addressing the noted scenario has been added under the Discontinuation or Substitution of an Index subsection of the About the Indices Section. Language was not added to the Discontinuation or Substitution of an Index subsection of the Contract Risk Factors section, since this subsection is meant to disclose risks related to performance of any substituted indices and not the impact on the determination of Segment Credits.

30.Please add risk disclosure that, for two- and six-year Segment Options, Index performance is calculated for the entire period and not on an annual basis.

Response: Language has been added to clarify the mechanics of an index substitution for 2 and 6-year Segment Term Periods, as requested.

Our Financial Strength and Claims-Paying Ability

31.In the last sentence of the second paragraph, and elsewhere, the cross-reference should be corrected to read: “Company Related Risk Factors.”

Response: The language has been revised as requested.

Cybersecurity and Business Continuity Risk

32.The second paragraph notes that public health crises may adversely affect the Company’s ability to conduct business. If applicable, please add specific risk disclosure regarding the effects of the COVID-19 pandemic on the Company’s operations.

Response: Discussion regarding the impact the COVID-19 pandemic has been included as part of Section 16, “Information About the Company” in the Amendments.

About the Indices (Pages 21-23)

Discontinuation or Substitution of an Index

33.Please note that the selection criteria for a suitable alternative Reference Index, if accurate, includes consideration of whether an alternative reference index is a broad- based index for the relevant market.

Response: This comment was considered in conjunction with comment #3. Language specifying that the selection criteria for a suitable alternative Reference Index will include consideration of whether an alternative reference index is a broad-based index for the relevant market has been added.

34.The disclosure discusses how Milestone Credit Percentages operate when a substitute index is not provided. Please also clarify here how Milestone Credit Percentages operate when a substitute index is provided.

Response: This comment was considered in conjunction with comment #29. Language addressing the noted scenario has been added as requested.

The Segment Options (Pages 28-39)

Fundamentals of the Point-to-Point Crediting Method

35.In the first paragraph, please revise the disclosure to clarify that applicable Buffer Rates are established upon Contract issuance and do not change for the duration of the Contract. Current disclosure states that the rate does not change for the length of the Segment Term Period.

Response: This comment was reviewed in conjunction with comment #18. The reference to Buffer Rate not changing for the length of the Segment Term Period has been removed.

Fundamentals of the Milestone Lock Crediting Method

36.Please explain in plain English the circumstances under which buffer protection would periodically reset pursuant to the Milestone Lock Crediting Method.

Response: The following emphasized language was changed in the plain English description of the Fundamentals of the Milestone Lock Crediting Method to clarify the circumstances under which buffer protection would periodically reset: “It guarantees a Cap Rate and Participation Rate for the full six-year Segment Term Period while also allowing the buffer protection to ~~potentially~~ reset at intermediate points during the Segment Term Period if the index performance exceeds a predefined threshold percentage.”. In combination with the sentence following this sentence (detailed below), we believe the circumstances under which buffer protection would periodically reset is sufficiently explained in plain English.

Following sentence: “Segment Options using the Milestone Lock Crediting Method provide the potential to capture gains (subject to the applicable Cap Rate and Participation Rate) and reset the buffer protection when the Reference Index performance exceeds a pre-defined threshold (the Milestone Threshold) at particular intermediate points (Observation Dates) during the Segment Term Period.”

37.The paragraph preceding Example 5 states that each example assumes no Withdrawals. Please add an example showing the effects of a Withdrawal Charge.

Response: The purpose of example 5 is to demonstrate the determination of Segment Credit percentage. Withdrawals would not have an impact on the determination of the Segment Credit percentage; therefore, we do not feel it is necessary to include an assumed Withdrawal within this example. Example 9 can be reviewed in order to understand the effects of a Withdrawal and Withdrawal Charge.

38.Please confirm that the rates shown in Example 5, and elsewhere, are reflective of rates that the Company intends to offer. Otherwise, please revise.

Response: We confirm that the rates shown are reflective of the rates that the Company intends to offer.

Cap Rate

39.In accordance with the comment above regarding defined terms, please define “Minimum Cap Rate” where it is referenced.

Response: The language was changed to “minimum Cap Rate” instead of “Minimum Cap Rate” since “Minimum Cap Rate” is not a defined term and we do not believe it should be added as a defined term since its use would be limited.

40.In the penultimate sentence of the fourth paragraph, please add the caveat that Withdrawals of Segment Value may also be subject to taxes, including a possible 10% federal tax penalty if taken when the owner is less than 59 ½. Please clarify throughout the registration statement that Withdrawals and surrenders may be subject to taxes and a federal tax penalty if taken when then owner is less than 59 ½.

Response: This comment was reviewed in conjunction with comment #10. The language has been added to the most relevant sections, specifically the Cover Page, At a Glance Product Summary, Withdrawal Charges, Accessing your Contract Value, and Tax Information sections. We do not feel that disclosing the federal tax penalty for Withdrawals when the owner is less than 59 ½ is appropriate in every instance a Withdrawal is referenced, provided we disclose the information in the sections that are focused on Withdrawals. Since the Fundamentals of the Milestone Lock Crediting Method is focused on the determination of Segment Credits, and not Withdrawals, we have opted not to add the language in this section.

Setting the Cap Rates, Participation Rates, Segment Fee, and Annual Interest Rates

41.Please revise the first sentence of the first paragraph to add the word “new” as shown here: “The Company retains the right to change the current Cap Rate, Participation Rate, and Annual Interest Rate for each applicable Segment Option for each new Segment Term Period at its discretion.”

Response: The language has been revised as requested.

Contract Values (Pages 39-49)

Segment Interim Value

42.The penultimate sentence of the second paragraph states the following: “The Equity Adjustment, which also may be positive or negative, reflects the changes in the value of derivative instruments that hedge market risks associated with our contractual obligation to apply Segment Credits to Index-Linked Segment Options, based on the performance of the Reference Index.” Please explain why the sentence should not state that the adjustment is “based on the performance of the Reference Index on the Segment End Date.” If it should, please revise accordingly.

Response: The disclosure has been revised to include the reference that Segment Credits to Index-Linked Segment Options are applied on the Segment End Date. By removing “based on the performance of the Reference Index”, the disclosure now appropriately describes the mechanics of both the Point-to-Point Crediting Method and Milestone Lock Crediting Method.

Equity Adjustment

43.In the discussion of LIBOR, please add a cross-reference to “Company Related Risk Factors – Uncertainty Relating to LIBOR.”

Response: The language has been added as requested.

Access to your Contract Value

44.In this section, and elsewhere, “Surrender” is capitalized. Since this term does not appear to be used as a defined term, please revise to lowercase throughout.

Response: The revision has been made as requested.

Tax Information (Pages 52-56)

45.Please confirm that the discussion reflects the currently effective provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, the COVID-Related Tax Relief Act of 2020, and the Setting Every Community Up for Retirement Enhancement (SECURE) Act and American Rescue Plan, as applicable.

Response: The tax discussion is not impacted by any provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, the COVID-Related Tax Relief Act of 2020, and the Setting Every Community Up for Retirement Enhancement (SECURE) Act and American Rescue Plan, therefore no additional disclosure is required.

Taxation of Non-Qualified Contracts – Further Information

46.Please change the reference to the “Statement of Additional Information” to “Part II.”

Response: This reference has been removed.

Taxation of Non-Qualified Contracts – 1035 Exchanges

47.The last sentence of this paragraph directs investors to consult their Financial Professionals to discuss the costs and benefits of an exchange. Please additionally disclose that some Financial Professionals may have a financial incentive to offer the Contract in place of the one the investor already owns.

Response: The following language has been added: “Please note that your Financial Professional will receive a commission if you replace your existing annuity or tax qualified account with this annuity Contract.”

Other Information (Pages 56-58)

Amendments to the Contract

48.Please explain the basis for the Company retaining the ability to amend the Contract to accommodate design changes.

Response: This language has been removed.

Part II

Exhibits and Financial Statement Schedules

49.Please file the actual Underwriting and Distribution Agreement rather than a “form of” the agreement.

Response: The actual Underwriting and Distribution Agreement will be filed in a future pre-effective amendment.

Signatures

50.Pursuant to the signature requirements of Section 6(a) of the Securities Act, please specify who is signing the registration statement in the capacity of the principal financial officer.

Response: Travis Tweed will be signing the registration statement in the capacity of principal financial officer. We have updated the signatures page to highlight this. While Principal Financial Officer is not included in his official Company title, his position at the Company encompasses the responsibilities of the principal financial officer.

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In addition to revisions made in response to Staff comments, the Amendments reflect other minor miscellaneous changes. To assist with your review, I will email you redlines of the Amendments against the initial Registration Statements.

The Company believes that the revisions described above adequately respond to your comments. If you have any questions regarding this letter or the enclosed Amendments, please contact me by phone at 515-342-4545 or by email at cjefferson@athene.com.

Thank you for reviewing this correspondence.

Sincerely,

/s/ Chris Jefferson

Chris Jefferson
Vice President and Senior Counsel

cc: Sally Samuel, Branch Chief